[Riverview Bancorp, Inc. Letterhead]




TO:         Mr. Amit Pande
            Assistant Chief Accountant
            Mail Stop 4561
            Division of Corporate Finance
            Securities and Exchange Commission
            100 F Street N.E.
            Washington D.C 20549

            Ms. Chris Harley
            Staff Accountant
            Division of Corporate Finance
            Securities and Exchange Commission

FROM:       Riverview Bancorp, Inc.

DATE:       April 19, 2006

RE:         Response to SEC Comments Dated March 28, 2006
            Form 10-K for Fiscal year ended March 31, 2005
            Filed June 17, 2005
            Forms 10-Q for the quarters ended June 30, 2005 &
            September 30, 2005 & December 31, 2005
            File No. 000-22957


Dear Mr. Pande and Ms. Harley:


I received your comment letter dated March 28, 2006 on April 18, 2006 with a United States postage stamp date of April 12, 2006 on the envelope. I called Chris Harley on April 18 and left a voice message. On April 19, 2006 I talked to her on the telephone and requested an extension of ten days to May 8, 2006 for filing Riverview Bancorp, Inc. responses. Chris agreed to the extension of time to May 8, 2006. Please confirm.

Sincerely,

/s/Ron Dobyns

Ron Dobyns
Riverview Bancorp, Inc.
SVP/CFO


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